Room 4561

June 20, 2006

Mr. Richard M. Haddock
Chief Executive Officer
LaserCard Corporation
1875 North Shoreline Boulevard
Mountainview, CA 94043-1601

> **Re: LaserCard Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 15, 2005**
> **File No. 000-06377**

Dear Mr. Haddock:

We have reviewed your response to our letter dated March 23, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2005

General

1.   We note your response to our Prior Comment No. 1 and the representations made on behalf of the Company by your legal counsel. Please provide a written, signed statement from the Company's management acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief